Exhibit 4.8

AMENDMENT TO

INVESTMENTAGREEMENT

THIS AMENDMENT TO INVESTMENT AGREEMENT (the “Amendment”) is made and entered into as of February 9, 2012, by and among Penny Auction Solutions, Inc., a Nevada corporation (the “Company”) and Kodiak Capital Group, LLC, a Delaware limited liability company (collectively, the “Investor”). The Company and the Investor are collectively referred to as the “Parties.”

RECITALS

WHEREAS, on or about September 1, 2010, the Company and Investor entered into an Investment Agreement, which Investment Agreement (the “Investment Agreement”) was amended by that certain Increase in Equity Line of Credit Addendum dated December 28, 2010 by and among the Company and the Investor (the “Increase LOC,”, together with the Investment Agreement, the “Agreement”). The Agreement is incorporated into this Amendment by this reference and all defined terms in the Agreement shall have the same meaning in this Amendment.

WHEREAS, the definition of “Purchase Price” is based on the “best bid” price of Common Stock and the parties prefer it should be based on volume average weighted price”.

WHEREAS, the Investment Agreement provides for cash fee Commitment Fee to be paid on or before February 28, 2011 and the Company and the Investor to allow the Commitment Fee to paid by the Company’s issuance of a promissory note in favor of the Investor.

WHEREAS, the Parties now wish to modify and amend the Investment Agreement in accordance with this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1. Incorporation of Recitals. The Recitals set forth above are herein incorporated into this Amendment.

2. Section 1-Definitions. Section 1 of the Investment Agreement shall be amended as follows:

a. The definition of “Best Bid” shall be deleted.

b. The definition of “Commitment Fee” shall be amended to read in its entirety as follows:

“Commitment Fee” shall mean a 0% promissory note in the aggregate principal amount of $500,000 made by the Company in favor of the Investor with a maturity date of December 12, 2012.”

c. The definition of “Facility Amount” shall be amended to read in its entirety as follows:

“Facility Amount” shall mean ten million dollars ($10,000,000).”

d. The definition of “Purchase Price” shall be amended to read in its entirety as follows:

“Purchase Price” shall mean 90% of the lowest VWAP of the Common Stock during the Pricing Period.”

e. A definition for VWAP shall be included in Section 1 to read in its entirety as follows:

“VWAP” shall mean the lowest daily volume weighted average price of the Common Stock during a given period of time.

3. Section 2(B)—Delivery of Put Notices. The last sentence of Section 2(B) of the Investment Agreement shall be amended by deleting the term “Best Bid” and inserting “VWAP” in lieu thereof.

4. Section 12(Q)—Pricing of Common Stock. Section 12(Q) of the Investment Agreement shall be amended by deleting the term “Best Bid” and inserting “VWAP” in lieu thereof.

5. Amendment. This Amendment shall be deemed an amendment of the Investment Agreement in accordance with Section 12(F) of the Investment Agreement.

6. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound, have each executed this Amendment on the dates set forth above.

COMPANY: Penny Auction Solutions, Inc.

By:	/s/ Michael Holt
Michael Holt, Chief Operating Officer

INVESTOR: Kodiak Capital Group, LLC

By:	/s/ Ryan Hodson
Ryan Hodson, Manager

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